Exhibit 99.5

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS

Accelerating Tucano high-grade underground project; Mining refocused on three other pits as UCS pushback postponed to mid-2022

(All dollar amounts expressed in US dollars unless otherwise noted)

Vancouver, BC, November 3, 2021 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, announces unaudited consolidated financial results for the three months ended September 30, 2021, from its three wholly-owned mines: the Tucano Gold Mine (“Tucano”) in Brazil, and Topia and the Guanajuato Mine Complex (“the GMC”) in Mexico, both primarily silver mines.

“The third quarter was challenging operationally, with lower than planned production, which led to greater than anticipated unit costs,” stated Rob Henderson, President & CEO of Great Panther. “We expect Q4 to be another challenging quarter due to the previously reported temporary suspension of mining in the UCS pit and incremental pushback requirements. Limited mining of ore was authorized by the geotechnical committee to continue in the southern portion of the pit. In order to ensure safe working conditions, we intend to ramp down mining in UCS at the end of the year and resume the pushback in mid-2022 when seasonally drier conditions are expected. We will focus mining activities for the first half of 2022 on TAP AB, Tap C and Urucum North. Resequencing plans also include accelerating our decision to develop the high-grade underground mine at the Urucum North deposit.”

Mr. Henderson added, “We expect to navigate through these challenging times in order to realize the full potential of the Tucano mine while optimizing and improving operations as we head into 2022. To that end, strong exploration results achieved during the third quarter demonstrate the prospectivity of our portfolio and extensive land package and are contributing to our objective of extending mine life both from the open pits and underground. We remain committed to the Company’s growth through extensive exploration in 2022 as well as actively pursuing accretive acquisition opportunities in South America."

Selected Third Quarter 2021 Highlights

•	Secured $25.0 million in new credit facilities with Asahi Refining Canada Ltd. and Samsung C&T U.K. Ltd. and re-established $25.0 million At-The-Market (“ATM”) equity facility
•	Metal production of 22,444 Au eq oz, inclusive of 18,423 gold ounces (“Au oz”) and 280,245 silver ounces (“Ag oz”)
•	All-in-sustaining-costs (“AISC”)[1], excluding corporate G&A, of $2,247 per gold ounce sold compared with $1,023 for the same period in 2020
•	Revenue of $38.4 million, a 50% decrease when compared with the same period in 2020

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•	Mine operating loss of $7.1 million compared with mine operating earnings of $31.9 million in Q3 2020
•	Net loss of $18.0 million compared with net income of $18.6 million in Q3 2020
•	Adjusted net loss[1] of $17.0 million compared with an adjusted net income of $21.1 million in Q3 2020
•	EBITDA[1] and Adjusted EBITDA[1] of negative $9.8 million and $8.8 million compared with $32.5 million and $34.9 million, respectively, for Q3 2020
•	Exploration returned favourable results, including high-grade intercepts from the underground zone at Urucum North (“URN”) and the identification of a new regional gold trend within a 20 km radius of the Tucano plant

Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q3 2021	Q3 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Revenue	$38,351	$77,019	$143,018	$192,097
Mine operating earnings before non-cash items[1]	$(377)	$42,071	$26,798	$92,075
Mine operating earnings (loss)	$(7,113)	$31,892	$3,278	$61,723
Net income (loss)	$(18,047)	$18,635	$(28,435)	$(13,277)
Adjusted net income (loss)[1]	$(17,026)	$21,059	$(24,804)	$34,245
Adjusted EBITDA[1]	$(8,827)	$34,934	$3,094	$71,507
Free cash-flow[1]	$(14,370)	$10,984	$(33,015)	$17,884
Cash flow from operating activities	$(7,958)	$19,661	$875	$50,917
Cash and cash equivalents at end of period	$35,856	$66,648	$35,856	$66,648
Borrowings at end of period	$44,075	$45,924	$44,075	$45,924
Net working capital at end of period	$3,823	$24,996	$3,823	$24,996
Earnings (loss) per share - basic	$(0.05)	$0.05	$(0.08)	$(0.04)
Earnings (loss) per share - diluted	$(0.05)	$0.05	$(0.08)	$(0.04)
Average realized gold price per oz[1]	$1,780	$1,907	$1,784	$1,751
Average realized silver price per oz2	$22.79	$26.07	$25.36	$20.33
Brazilian real (BRL)/USD	5.229	5.380	5.332	5.076
Mexican peso (MXN)/USD	20.016	21.771	20.023	21.681

1Throughout this news release and the accompanying MD&A, Great Panther has included the non-Generally Accepted Accounting Principle ("non-GAAP") performance measures cash costs per gold oz sold, cash costs per payable silver oz, all-in sustaining costs (“AISC”) per gold oz sold excluding corporate general and administrative (“G&A”) expenditures, AISC per gold oz sold, AISC per payable silver oz, free cash-flow, mine operating earnings (loss) before non-cash items, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA and adjusted net income (loss). Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with International Financial Reporting Standards (“IFRS”). As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS

2Average realized gold and silver prices are prior to smelting and refining charges.

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Summary of Select Financial Results

For Q3 2021, the Company recorded a net loss of $18.0 million compared with net income of $18.6 million for Q3 2020. Lower metal sales volumes and lower prices for all metals resulted in a decrease in revenue to $38.4 million and mine operating loss of $7.1 million compared with revenue of $77.0 million and mine operating earnings of $31.9 million for the comparable quarter in 2020. Mine operating loss for Q3 2021 includes $4.6 million in stripping costs related to the Urucum pits that would have been deferred in prior periods resulting in higher reported cash costs for the current quarter.

Operational Highlights

	Q3 2021	Q3 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Total material mined - Tucano (tonnes)	4,618,128	5,687,291	17,195,310	18,877,807
Ore mined - Tucano (tonnes)	201,229	373,928	760,608	1,108,526
Ore mined - Mexico (tonnes)[2]	55,319	65,505	167,953	156,996
Tonnes milled - Tucano	886,362	823,353	2,555,831	2,457,187
Tonnes milled - Mexico[1]	55,776	65,393	170,441	158,894
Tonnes milled - consolidated operations	942,138	888,746	2,726,272	2,616,081
Plant gold head grade (g/t) - Tucano	0.64	1.31	0.78	1.30
Plant head grade (g/t Ag eq) - Mexico[1]	289	311	314	316
Gold oz produced - Tucano	16,325	31,803	60,018	93,400
Gold oz produced - consolidated operations	18,423	34,031	66,204	99,329
Au eq oz produced[3]	22,444	39,788	80,722	113,054
Gold oz sold	17,940	35,179	66,228	99,063
Au eq oz sold[2]	21,542	40,489	79,119	112,029
Cash costs per gold oz sold - Tucano[4]	$1,781	$804	$1,419	$839
AISC per gold oz sold - Tucano[3]	$2,051	$1,061	$1,918	$1,209
Cash costs per gold oz sold[3]	$1,801	$712	$1,379	$808
AISC per gold oz sold, excluding corporate G&A3	$2,247	$1,023	$1,971	$1,221
AISC per gold oz sold[3]	$2,459	$1,123	$2,152	$1,331

Gold production at Tucano for Q3 2021 was 16,325 ounces compared with 31,803 ounces for Q3 2020. The decrease in gold production during the quarter was due to mining activities focusing on the completion of the UCS open pit pushback. Low availability of equipment and higher than average rainfall also delayed completion of the pushback and factored into the lower production in the quarter. The decrease in production was partially offset by processing of low-grade stockpile ore to supplement the mill feed.

1Includes Topia and the GMC.

2Gold equivalent oz are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

3Throughout this news release and the accompanying MD&A, Great Panther has included the non- GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, adjusted EBITDA, adjusted net income (loss), and free-cash flow throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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For Q3 2021, gold ounces sold were 17,940 ounces compared with 35,179 ounces in Q3 2020. Silver sales were 258,664 ounces compared with 361,143 ounces in Q3 2020. Silver production from the Company’s two mines in Mexico was lower in Q3 2021 primarily due to the implementation of the new labour laws in Mexico, which resulted in delays in tonnage mined as contracting companies adjusted to the new requirements. In addition, production at the GMC was primarily from historically mined areas and actual tonnages available were lower than estimated.

Cash cost per gold ounce sold for Q3 2021 increased to $1,801 per gold ounce sold from $712 per gold ounce sold for Q3 2020. The $1,089 per ounce increase is primarily due to the impact of lower grades and recoveries resulting in an increase in cost per gold ounce sold of $738. Additionally, the Company ceased the capitalization of stripping costs for the Urucum open pits effective July 1, 2021. As a result, cash cost per ounce sold increased by $258 and deferred stripping costs decreased by the same amount; as a result AISC is not impacted. The remaining increase is primarily due to the weakening of the USD against the MXP and BRL.

AISC per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures was $2,247, compared with $1,023 for Q3 2020. In addition to the increase in cash costs discussed above ($1,089 per ounce), the impact of lower grades and recoveries resulted in an additional increase in AISC of $100 per ounce sold reflecting the impact of lower ounces of gold sold on costs included in AISC that are not included within cash costs. The remaining variance in AISC is primarily due to the weakening of the USD against the MXN and BRL.

Refer to the Company’s MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, and 2020, and MD&A can be viewed on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

GMC Operational Update

While the Company continues to proactively engage with CONAGUA in regards of the tailings dam permit, the decision has been made to put the Guanajuato mine and the Cata processing plant on care and maintenance as of November 30, 2021. The Company is continuing to operate the San Ignacio mine and is exploring alternative arrangements for the mine including third party processing of ore.

Revised 2021 Consolidated Guidance

Due to the production disruptions at UCS, the Company has revised its 2021 production guidance for Tucano to between 70,000 and 80,000 Au oz and consolidated production guidance to 94,000 to 109,000 Au eq oz. Consolidated AISC guidance for 2021 has been increased to a range of $1,950 - $2,050 per gold ounce sold. AISC includes the cost of certain exploration activities critical to the Company’s growth strategy and are not representative of the cost structure when at steady state production.

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The Company is still in the process of optimizing gold production from Tucano for 2022. Preliminary mine plans for next year include production of up to 100,000 Au oz from Tucano, approximately 75% of which is planned to be delivered in the second half of the year when the TAP AB pit accelerates mining in ore.

Revised 2021 consolidated guidance on costs is stated in the table below:

	Tucano [1]		Mexico		Consolidated
	Previous	Revised	Previous	Revised	Previous	Revised
Gold eq production (oz) [2]	100,000-110,000	74,000-84,000	25,000-30,000	20,000-25,000	125,000-140,000	94,000-109,000
Silver production (k oz)	–	–	1,500-1,600	1,200-1,300	1,500-1,600	1,200-1,300
Gold production (oz)	100,000-110,000	74,000-84,000	8,000-10,000	6,500-8,000	108,000-120,000	80,500-92,000
AISC ($/Au oz sold) [3]	$1,450-1,550	$1,950- 2,050	N/A	N/A	$1,450-1,550	$1,950- 2,050

Production and AISC guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release and the Company’s most recently filed Management Discussion and Analysis for the three and nine months ended September 30, 2021 (the “MD&A”). The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Refer to the Company’s MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, and 2020, and MD&A can be viewed on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

1	The revised production and cost guidance for 2021 assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without additional costs or significant interruption, as well as the continuation of mining activities at GMC within existing tailings storage capacity until December 31, 2021. There are no current Mineral Reserves for the Company’s Mexican operations.
[2]	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.
[3]	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by IFRS as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Non-GAAP Measures section of the Company's MD&A for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.00 for the third and fourth quarter of 2021. Actual results may differ.

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As the COVID-19 pandemic continues to evolve, the Company maintains a high degree of vigilance across all its operations. Although cases at the Company's mine sites remain low and vaccinations are progressing, strict health and safety protocols remain in place.

Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the MD&A, available on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast to discuss the results on Thursday, November 4, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free: + 1 800 319 4610

International Toll: + 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available until December 4, 2021, by calling the numbers below using the replay access code 7884.

Canada and US Toll-Free: + 1 800 319 6413

International Toll: +1 604 638 9010
Replay Access Code: 7884

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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TECHNICAL INFORMATION

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the company’s ability to safely resume mining in the UCS and the timing thereof, (ii) when and whether the company will reach a decision to develop the underground mine at the Urucum North deposit (iii) the Company’s ability to extend the mine life both from the open pits and underground, and (v) the Company’s ability to grow as a result of exploration or from accretive acquisition opportunities in South America

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano, in 2021 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices and inflation rates for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, including permitting for tailings dam construction in Tucano, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption including the company’s ability to work with its mining contractor in Tucano to resolve equipment availability issues, and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for the TAP C deposit and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption including the inability of the Company to resolve equipment availability issues with it’s mining contractor; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities or, if completed, that such acquisitions will be accretive to the Company; the risk that incremental closure bond requirements with respect to the Company's Coricancha mine could have a material and adverse effect on the company's liquidity and could require additional financing to be raised; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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